UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934*
                         Amendment No. 5

                     The Grand Union Company
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                        (Name of Issuer)

            Common Stock (Par Value $ 1.00 Per Share)
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                 (Title of Class of Securities)

                            386532303
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                         (CUSIP Number)

    David K. Robbins, Esq.           Michael Pastore, Esq.
Fried, Frank, Harris, Shriver &   General Electric Investment
           Jacobson                       Corporation
 350 South Grand Avenue, 32nd         3003 Summer Street
             Floor               Stamford, Connecticut  06904
    Los Angeles, CA  90071              (203) 326-2312
        (213) 473-2005
------------------------------  ------------------------------

  (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                          June 5, 1997
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     (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed   a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

NOTE:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         Item 1 of the Schedule 13D is hereby amended and supplemented to add the following:

     This Amendment No. 5 ("Amendment No. 5") is filed on behalf of Trefoil Capital Investors II, L.P., a Delaware limited partnership ("Trefoil"), Trefoil Investors II, Inc., a Delaware corporation, Sigma Hedge Partners, G.P., a Delaware partnership, Delta PT Investors Corporation, a Delaware corporation, Epsilon Equities, Inc., a Delaware corporation, the Trustees of General Electric Pension Trust, a New York common law trust, GE Investments Private Placement Partners II, A Limited Partnership, a Delaware limited partnership ("GEI" and collectively with Trefoil, the "Purchasers"), GE Investment Management Incorporated, a Delaware corporation and General Electric Company, a New York corporation (collectively, the "Filing Persons"), in respect of the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on August 12, 1996, as amended pursuant to Amendment No. 1 thereto filed on September 18, 1996, Amendment No. 2 thereto filed on February 27, 1997, Amendment No. 3 thereto filed on March 21, 1997 , and Amendment No. 4 thereto filed on May 29, 1997 (collectively, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of The Grand Union Company (the "Company"), which is issuable upon conversion of the shares of the Company's Class A Convertible Preferred Stock, par value $1.00 per share (the "Class A Stock") purchased by Trefoil and GEI pursuant to, and subject to the conditions of, the Stock Purchase Agreement, dated as of July 30, 1996, as amended by Amendment No. 1 dated as of March 20, 1997, by and among the Company, Trefoil and GEI (the "Stock Purchase Agreement") and shares of the Common Stock issuable pursuant to or in connection with an Acceleration and Exchange Agreement, dated as of June 5, 1997, among the Company and the Purchasers, as more fully described below (the "Exchange Agreement"). Capitalized terms used herein without definition shall have the meanings given them in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION
         --------------------------------

         Upon consummation of the transactions contemplated pursuant to the Exchange Agreement, Trefoil and GEI shall acquire $40,000,000 of a new Class B Convertible Preferred Stock (the "Class B Shares") of the Company, stated value $50 per share, and par value $1.00 per share (the "Class B Stock"), in exchange for $40,000,000 of the Class A Stock then owned by the Purchasers, and a right to acquire up to 2,000,000 additional shares of Common Stock (the "Reset Shares") on the Reset Date (as defined in the Certificate of Designation for the Class B Stock, attached to the Exchange Agreement as Exhibit A thereto (the "Class B Certificate")), on the terms and subject to the conditions set forth in the Exchange Agreement.

         No additional funds (other than those previously disclosed in the Schedule 13D) will be required to consummate the transactions contemplated by the Exchange Agreement.


ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         Pursuant to the Stock Purchase Agreement, the Purchasers agreed to purchase an aggregate of 400,000 shares of Class A Stock on each of August 25, 1997 and February 25, 1998. The Company has requested, and the Purchasers have agreed, on the terms and subject to the conditions set forth in the Exchange Agreement and the Exhibits thereto, to accelerate their purchases of the remaining 800,000 shares of Class A Stock.

         Upon satisfaction or waiver of all of the conditions set forth in the Exchange Agreement, including without limitation the receipt of the Bank Consent (as defined in the Exchange Agreement), the Purchasers have agreed to accelerate the purchase, and the Company has agreed to accelerate the sale, of the remaining 800,000 shares of Class A Stock, for a purchase price of $50 per share, to June 16, 1997 (the "Accelerated Closing").

         Immediately following the Accelerated Closing, the Purchasers and the Company have agreed to exchange (the "Exchange Closing"), an aggregate of $40,000,000 of the Purchasers' Class A Stock for $40,000,000 of Class B Stock. The terms of the Class B Stock will be identical to the terms of the Class A Stock except as described below.

         The Class B Stock will be issued with a stated conversion price of $2.40 per share of Common Stock and a stated conversion ratio of 20.8333 shares of Common Stock per share of Preferred Stock, subject to customary anti-dilution adjustments as provided in the Class B Certificate. On the first trading day (the "Reset Date") following the end of the 20-day trading period commencing on the earlier of (i) the date which is three trading days after public announcement of the Company's results for its quarter ending January 3, 1998, or (ii) February 2, 1998 (the "Reset Period"), the price upon which each share of Class B Stock will be convertible into the Common Stock will be reset to a conversion price (the "Conversion Price") equal to 120% of the average trading price of the Common Stock during the Reset Period (the "Reset Price"); provided, however, that, notwithstanding the Reset Price, the Conversion Price shall not exceed $3.25 nor be lower than $1.50, and the conversion ratio shall be adjusted in accordance with such limits. The Purchasers have agreed with the Company, pursuant to a letter agreement dated June 5, 1997, among the Purchasers and the Company, the full text of which is attached hereto as Exhibit 4 (the "Letter Agreement") and is incorporated herein by reference and made a part hereof, not to exercise their conversion rights with respect to the Class B Stock until the satisfaction of any conditions regarding stockholder consent, approval and/or notice imposed by the NASDAQ Stock Market (the "NASDAQ Condition"). The NASDAQ Condition is currently expected to be satisfied on the eleventh day following the date of the Exchange Closing. In addition, until the NASDAQ Condition is satisfied, the Class B Stock will be entitled to cast the same number of votes as the Class A Stock for which they were exchanged. Thereafter, the Class B Stock will be entitled to vote together with the Common Stock on all matters, with a number of votes equal to the number of shares of Common Stock into which such holders' shares of Class B Stock are convertible.

         Pursuant to the Exchange Agreement, the Company has agreed to issue to the Purchasers on the Reset Date up to 2,000,000 Reset Shares. The number of Reset Shares to be issued depends on the new Conversion Price set on the Reset Date. If the Conversion Price is reset to the minimum Conversion Price of $1.50, no Reset Shares will be issued; if the Conversion Price is reset to the maximum Conversion Price of $3.25, the maximum 2,000,000 Reset Shares will be issued. For a Conversion Price set within that range, the number of Reset Shares issued will be based on a linear interpolation between those prices.

         While the Purchasers do not have any current plans to sell any of the Shares, the shares of Common Stock into which the Class A Shares are convertible (the "Conversion Shares"), the Reset Shares, the Class B Shares, or the shares of Common Stock into which the Class B Shares are convertible, the Purchasers, or either of them, may determine, based on market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Common Stock and other factors deemed relevant by them, or either of them, to sell some or all of the Shares, the Conversion Shares, the Reset Shares, the Class B Shares, or the shares of Common Stock into which the Class B Shares are convertible, or any other shares of Common Stock acquired by them.

         Pursuant to an Amendment dated as of June 5, 1997 (the "Registration Rights Amendment") to the Registration Rights Agreement dated as of July 30, 1996 among the Company and the Purchasers, the Reset Shares, Class B Shares, shares of Common Stock into which the Class B Shares are convertible, and shares of Common Stock paid, or underlying shares of Class B Stock paid, as dividends with respect to the Class B Shares, have been included in the definition of "Registrable Securities" as defined in the Registration Rights Agreement.

         Pursuant to an Amendment dated as of June 5, 1997 (the "Stockholder Amendment") to the Stockholder Agreement dated as of July 30, 1996 between the Purchasers, the Reset Shares, Class B Shares, shares of Common Stock into which the Class B Shares are convertible, and shares of Common Stock paid, or underlying shares of Class B Stock paid, as dividends with respect to the Class B Shares, have been included in the matters covered in the Stockholders Agreement.

         The foregoing descriptions of the Exchange Agreement, the Registration Rights Amendment, the Stockholder Amendment, the Letter Agreement, and the Class B Certificate, are qualified in their entirety by reference to the full text thereof, filed as Exhibits 1, 2, 3, and 4 hereto, and as Exhibit B to Exhibit 1 hereto, respectively, and incorporated by reference herein and made a part hereof.

         The response to Item 6 of this Schedule 13D is hereby incorporated by reference herein in its entirety and made a part hereof.

         Subject to the foregoing and to the responses to Items 5 and 6 herein, the Purchasers have no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         --------------------------------------

         Item 5(b) of the Schedule 13D is hereby amended to add the following:

         (b) The Exchange Agreement grants to Trefoil and GEI the right to acquire the Class B Stock and the Reset Shares, subject to the terms and conditions contained therein. See Items 4 and 6 of this Schedule 13D. Until Trefoil and GEI acquire the Class B Stock and the Reset Shares, they will remain unissued by the Company.

         Upon issuance of the Class B Shares, Trefoil will have the sole power to direct the vote and disposition of the 400,000 Class B Shares to be acquired by it and the shares of Common Stock into which such Class B Shares are convertible, and GEI will have the sole power to direct the vote and disposition of the 400,000 Class B Shares to be acquired by it and the shares of Common Stock into which such Class B Shares are convertible, in each case subject to certain restrictions as described in Items 4 and 6 of the Schedule 13D.

         Item 5(c) of the Schedule 13D is hereby amended to add the following:

         (c) Except as described, none of Trefoil, Trefoil III, GEI, GEIM, General Electric Company, nor, to the best knowledge of Trefoil III, any of the individuals identified as executive officers and directors of Trefoil and Trefoil III, and to the best knowledge of Delta, Epsilon, GEIM and General Electric Company, any of the individuals identified as executive officers and directors of Delta, Epsilon, GEIM and General Electric Company, and to the best knowledge of GEPT, any of the persons named as Trustees of GEPT, have effected any transactions in the Common Stock during the sixty days preceding the date of this Amendment No. 5.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.
         --------------------------------------------------------

         The responses set forth in all of Item 4 of this Amendment No. 5 are incorporated herein by reference in their entirety.

         The respective obligations of the Company and the Purchasers pursuant to the Exchange Agreement are conditioned upon the satisfaction of customary closing conditions, including, among other things, the receipt of written confirmation from the NASDAQ Stock Market that the Company may consummate the Exchange Closing without approval by the Company's stockholders at a meeting without violating the NASDAQ Rules. The obligations of the Purchasers under the Exchange Agreement are further conditioned upon, among other things, the receipt by the Company of all consents, approvals, and transfers of permits and licenses required in connection with the transactions contemplated by the Exchange Agreement; the receipt by the Company of any required consents or amendments of the lending banks under the Company's bank credit facility; and the Company not then being a party to any bankruptcy proceeding.

         The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the full text thereof, filed as Exhibit 1 hereto, and is incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits.
         ---------------------------------

   Exhibit 1     -- Acceleration and Exchange Agreement, dated as
                    of June 5, 1997, by and among The Grand Union Company, Trefoil Capital Investors II, L.P., a Delaware limited partnership, and GE Investments Private Placement Partners II, A Limited Partnership, a Delaware limited partnership, including Exhibits thereto.

   Exhibit 2     -- Amendment No. 1, dated as of June 5, 1997, to
                    the Registration Rights Agreement dated as of July 30, 1996, by and among The Grand Union Company, Trefoil Capital Investors II, L.P., a Delaware limited partnership, and GE Investments Private Placement Partners II, A Limited Partnership, a Delaware limited partnership.

   Exhibit 3     -- Amendment No. 1, dated as of June 5, 1997, to
                    the Stockholders Agreement, Dated as of July
                    30, 1996, between Trefoil Capital Investors II, L.P., a Delaware limited partnership, and GE Investments Private Placement Partners II, A Limited Partnership, a Delaware limited partnership.

   Exhibit 4     -- Letter Agreement, dated June 5, 1997, among The
                    Grand Union Company, Trefoil Capital Investors II, L.P., a Delaware limited partnership, and GE Investments Private Placement Partners II, A Limited Partnership, a Delaware limited partnership.


                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 9, 1997

                             TREFOIL CAPITAL INVESTORS II, L.P.
                             By:  Trefoil Investors II, Inc.,
                                   a general partner



                             By:  Geoffrey T. Moore
                                ------------------------------
                                Name:  Geoffrey T. Moore
                                Title:    Vice President


                             TREFOIL INVESTORS II, INC.



                             By:  Geoffrey T. Moore
                                ------------------------------
                                Name:  Geoffrey T. Moore
                                Title:    Vice President


                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 9, 1997

                             GE INVESTMENT PRIVATE PLACEMENT
                             PARTNERS II, A LIMITED PARTNERSHIP
                             By: GE Investment Management
                                  Incorporated, as general partner

                             By:  Michael M. Pastore
                                ------------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President


                             GE INVESTMENT MANAGEMENT
                             INCORPORATED

                             By:  Michael M. Pastore
                                  ------------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             GENERAL ELECTRIC COMPANY



                             By:  John H. Myers
                                ------------------------------
                                Name:  John H. Myers
                                Title:    Vice President


                             SIGMA HEDGE PARTNERS, G.P.
                             By: Delta PT Investors Corporation,
                                  a general partner


                             By:  Michael M. Pastore
                                ------------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             DELTA PT INVESTORS CORPORATION


                             By:  Michael M. Pastore
                                ------------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             EPSILON EQUITIES, INC.


                             By:  Michael M. Pastore
                                ------------------------------
                                Name:  Michael M. Pastore
                                Title:    Vice President



                             GENERAL ELECTRIC PENSION TRUST


                             By:  Alan M. Lewis
                                ------------------------------
                                Name:  Alan M. Lewis
                                Title:    Trustee


                          Exhibit Index

                 DOCUMENT                                   PAGE
                 ---------                                  -----
Exhibit 1    --  Acceleration and Exchange Agreement,
                 dated as of June 5, 1997, by and among
                 The Grand Union Company, Trefoil Capital
                 Investors II, L.P., a Delaware limited
                 partnership, and GE Investments Private
                 Placement Partners II, A Limited
                 Partnership, a Delaware limited
                 partnership, including Exhibits thereto.

Exhibit 2    --  Amendment No. 1, dated as of June 5,
                 1997, to the Registration Rights
                 Agreement dated as of July 30, 1996, by
                 and among The Grand Union Company,
                 Trefoil Capital Investors II, L.P., a
                 Delaware limited partnership, and GE
                 Investments Private Placement Partners
                 II, A Limited Partnership, a Delaware
                 limited partnership.

Exhibit 3    --  Amendment No. 1, dated as of June 5,
                 1997, to the Stockholders Agreement,
                 Dated as of July 30, 1996, between
                 Trefoil Capital Investors II, L.P., a
                 Delaware limited partnership, and GE
                 Investments Private Placement Partners
                 II, A Limited Partnership, a Delaware
                 limited partnership.

Exhibit 4    --  Letter Agreement, dated June 5, 1997,
                 among The Grand Union Company, Trefoil
                 Capital Investors II, L.P., a Delaware
                 limited partnership, and GE Investments
                 Private Placement Partners II, A Limited
                 Partnership, a Delaware limited
                 partnership.